Exhibit 99.4

PERDIGÃO: RESULTS REFLECT IMPACTS

OF INTERNATIONAL SCENARIO

Adverse scenario has not inhibited Company’s expansion plans

Perdigão’s second quarter’s earnings figures reflect the current atypical phase experienced by the meats industry since the end of last year associated with the international trading environment following weaker demand for chicken meats due to avian influenza outbreaks and the Russian ban on pork meat imports due the detection of foot and mouth disease in Brazil. This scenario has seen narrower margins during the period, thus undermining company performance.

In spite of reporting negative results, the Company has sought to growth rates achieved since 1994. This has been pursued through increasing capacity in the meats segment and implementing the strategic plan to optimize the supply chain by diversifying  activities into the dairy-processed products sector with the acquisition of Batávia, and by upgrading beef and margarine businesses.

These new initiatives have resulted in a good domestic market performance during the second quarter, with a growth of 17% in meat volume and 9.5% in gross sales in relation to the same period in 2005. Processed products also reported good performance with a year-on-year increase of 18.3% in volume and 13.8% in sales.

Domestic sales  in the quarter amounted to R$ 801 million, driven largely by sales of in natura products and dairy-related activities representing 7.5% of total domestic market turnover. Dairy-processed product sales were only consolidated into the Company’s figures as from June 2006.

The Company’s export business lost ground as a share of total sales during the period, recording a year-on-year decline of 1.3% and 21.3% in volume and sales, respectively. Perdigão is confronting this trough in the industry cycle with measures to cut costs and expenses and implementing projects for enhancing  productivity and adding value, and, in turn laying the foundations for further export opportunities. Despite the difficulties, the outlook for the next few months is favorable, with sales volumes to European and Middle Eastern markets gradually returning to traditional levels and prices recovering.

In the quarter, gross consolidated sales were R$ 1.4 billion, 6% less in comparison with the same period in 2005. This reflected the pressure from falling average prices, particularly exports, caused by an oversupply of chicken meats in some importing countries as well as Brazil, in spite of the efforts made in the preceding quarter to recalibrate production in relation to demand. All these factors contributed to the Company registering a net negative margin of 2.2%, and a R$ 26.3 million loss.

EBITDA reported a reduction of 89%, due to falling export volumes and prices.

However, the adverse trading environment in no way inhibited the Company’s expansion plans, with capital expenditures amounting to more than R$ 153.7 million in the quarter, 177.2% more than invested between May and June 2005, in addition to the approximately R$ 110 million expended on the acquisition of Batávia. Capital expenditures were allocated to work on the new Mineiros agroindustrial complex in the state of Goiás and the expansion and modernization of production at the Company’s industrial plants in the South and the Mid West.

THE QUARTER’S NUMBERS

R$ million

	2Q06	2Q05	% Change
Gross Sales	1,392.8	1,483.2	(6.1)
Domestic Market	801.1	731.6	9.5
Exports	591.7	751.6	(21.3)
Net Sales	1,201.4	1,311.6	(8.4)
Gross Profit	251.7	368.6	(31.7)
EBIT	(20.5)	141.2	—
Net Income	(26.3)	83.5	—
EBITDA	17.6	159.6	(89.0)
Capex	153.7	55.4	177.2
Earnings per share R$*	(0.20)	0.63	—

* Consolidated Earnings per Share (in R$), excluding treasury shares

FIRST SEMESTER PERFORMANCE

The domestic market reported a good first semester performance. Gross sales reached R$ 1.5 billion, equivalent to an increase of 5.3% compared with the accumulated result to June 2005. Meat volumes were up by 15.4%, while other processed products jumped  27.2%. Both average prices and costs fell 8% and 6.2%, respectively, compared with the same period last year.

According to Nielsen data, Perdigão’s market share in frozen meats for the semester was 34.5%, specialty meats, 24.5%, while in ready-to-eat dishes its share was 36% and in frozen pizzas, 34.8%. The Company’s business now incorporates dairy-processed products, in which Batávia has a market share of 12.9%.

Given the adverse trading environment already mentioned, sales amounted to R$ 1.1 billion, a fall of 22% against the first semester in 2005. Meat volumes were down 4.6%.

THE SEMESTER’S NUMBERS

R$ million

	1S06	1S05	% Change
Gross Sales	2,621.9	2,854.8	(8.2)
Domestic Market	1,521.9	1,444.9	5.3
Exports	1,100.0	1,409.9	(22.0)
Net Sales	2,256.9	2,515.1	(10.3)
Gross Profit	501.2	697.7	(28.2)
EBIT	5.8	263.2	(97.8)
Net Income	(15.9)	155.3	—
EBITDA	79.3	301.9	(73.7)
Capex	247.6	114.3	116.6
Earnings per share R$*	(0.12)	1.16	—

*  Consolidated Earnings per Share (in R$), excluding treasury shares

August, 14th 2006.

Feel free to contact Edina Biava/Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301/ 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.